(V22) Vanguard Index Funds - Vanguard Small-cap Index Fund

(a) Statement of Net Assets (as of April 2016) (All Share Classes)		USD= 109.75
	(As of the end of April 2016)
		JPY (in thousands
	US$	except column V)
I. Total Assets	57,418,246,731	6,301,652,579
II Total Liabilities	1,028,756,037	112,905,975
III. Total Net Assets (I - II) *	56,389,490,694	6,188,746,604
IV. Total Number of Shares Outstanding **	837,446,296 Shares
V. Net Asset Value per Share (III / IV) ***	67.34	7,390

*	Total Net Assets for Investor Shares = $[_______4098712583.78____________ ]
**	Total Number of Shares Outstanding for Investor Shares = [___________75437759.5236______________
***	Net Asset Value per Share for Investor Shares = $[___54.33_____]